                                                                    EXHIBIT 99.2

AMERICAN ELECTRIC POWER
                                                             THE RACE IS ON!





                           [ILLUSTRATION OF RACE CAR]





SUMMARY REPORT
TO SHAREHOLDERS

ABOUT OUR COVER THEME


The engine is tuned, the pit crews are primed, everyone is cued. All we're waiting for is the flag to drop.

When full competition comes to the electric utility industry, AEP plans to be one of the first off the starting line. We've spent several years preparing by assessing customer needs and improving service, reducing costs, training our crew and developing the latest competitive technology. This summary annual report outlines many of the major activities of the year, highlighted by the pending merger with Central and South West Corporation, that will position us to compete in the future.



HIGHLIGHTS OF 1997
---------------------------------------------------------------------------------------------------
                                                       1997             1996              % Change

Income Before Extraordinary Items (in millions)      $ 620.4          $ 587.4               +5.6
Net Income (in millions)                             $ 511.0          $ 587.4              -13.0
Earnings Per Share Before Extraordinary Item         $  3.28          $  3.14               +4.5
Earnings Per Share                                   $  2.70          $  3.14              -14.0
Operating Revenues (in billions)                     $ 6.161          $ 5.849               +5.3
Cash Dividends Per Share                             $  2.40          $  2.40                 --
Year-end Closing Stock Price                         $51 5/8          $41 1/8              +25.5
Book Value at Year End                               $ 24.62          $ 24.15               +1.9
Total Energy Sales (in millions of kilowatthours)    145,423          132,573               +9.7
Total Assets (in billions)                           $16.615          $15.883               +4.6
Retail Customers (at year end)                     2,980,023        2,943,016               +1.3
Total Employment (at year end)                        17,844           17,951               -0.6

AMERICAN ELECTRIC POWER is one of the nation's largest electric utility holding companies, providing electricity and related services to customers in parts of Ohio, Michigan, Indiana, Kentucky, West Virginia and Tennessee. AEP's 38 power plants have a capacity of 23.8 million kilowatts. The AEP transmission and distribution system is one of the largest in the world, with 22,000 circuit miles of transmission lines and 119,000 miles of overhead and underground distribution lines. In addition to the United States, AEP has operations in the United Kingdom and China.

American Electric Power is a leading advocate of customer choice in the electric utility industry. This summary annual report highlights how AEP is positioning itself to participate in a more competitive energy industry in the United States and throughout the world. The summary annual report to shareholders contains financial highlights from 1997. Full disclosure of all financial information is included in 1997 Financial Statements and Management's Discussion and Analysis of Results of Operations and Financial Condition. Additional information about AEP also is available on the internet at http://www.aep.com.


CONTENTS
-----------------

Message to Shareholders                  1
CSW Profile                              4
CSW Merger Q&A                           6
Preparing                                10
Competition                              12
Teamwork                                 14
Succeeding                               16
Summary Financial Information            18
State Presidents                         25
Leadership                               26
Directors                                27
Shareowner Information                   28

Dear Fellow Shareholders,

Without a doubt, last year was one of the most significant in the history of AEP. From our purchase of 50 percent of Britain's Yorkshire Electricity
Group to the construction of the Inez project to our pending merger with Central and South West Corporation, we have moved aggressively into new countries, new technologies and new territories. Never have we been as poised for success as we are at the beginning of this dynamic era in the energy industry.

I couldn't be more pleased with our agreement to merge with Central and South West, a Dallas-based utility holding company that will make a great fit with AEP. This is an ideal merger. Both of us are low-cost energy providers well positioned in our markets to grow; both have a strong and expanding international presence and complement each other exceedingly well; and both management teams share a common philosophy about the coming changes in the energy industry. This is a merger between two strong, well capitalized companies.

While we made solid progress on many fronts during 1997, it was a mixed year for us financially. For 1997 we reported that net income, before a one-time charge, increased 6 percent to $620 million, or $3.28 a share, from $587 million, or $3.14 a share, in 1996. The one-time charge of $109 million was caused by a windfall tax imposed by the United Kingdom on utilities that have been privatized. After that non-recurring charge, earnings decreased 13 percent to $511 million, or $2.70 a share.

Operating income declined 2.3 percent, to $984 million, because of mild weather, unplanned generating outages, and increased wholesale competition.

We achieved total energy sales of 145 billion kilowatthours during 1997, a record and a 10 percent gain over the 1996 level, mainly due to our wholesale power marketing efforts. Our Energy Delivery Group expects to complete the first-of-its-kind transmission control system at the Inez station in Kentucky this spring. This breakthrough technology promises to give us an unprecedented ability to manage the quality and quantity of the power we send over transmission lines.

Our coal-fired and hydro generating facilities had a record year as they produced 126 billion kilowatthours of power, a 4 percent increase over 1996. Our affiliated coal mines had another outstanding year of production and continued their industry-leading safety performance.

On September 9, we took our nuclear power facility, the Donald C. Cook Plant, off line to address issues raised during a plant inspection about the backup cooling systems. The action was not the result of any equipment malfunctions or operational events, but concern about how safety system designs have been documented and maintained against the original design of the plant. The result is that approximately 2,100 megawatts, or 9 percent of our capacity, have not been available for sale. We are working with the Nuclear Regulatory Commission to resolve these issues and return the plant to production as quickly as possible.

AEP's stock reached a recent high last year, closing above $50 on Dec. 1 and then closing at $52 on Dec. 19. Our stock's performance resulted in total shareholder return of 32.7 percent, assuming dividend reinvestment. For the fourth consecutive year we met our strategic goal when AEP's three-year total shareholder return was in the top quartile of the companies in the S&P Electric Utility Index.

Our stock price obviously benefited from the overall gains in the securities markets last year. But it also reflects investor response to a year of distinction. For example, in October we announced two joint ventures with DuPont's energy subsidiary, Conoco, to purchase and manage industrial and large commercial energy facilities nationwide. AEP Conoco Energy Capital will acquire and lease back energy facilities, initially at DuPont sites, and will provide capital for future energy projects. AEP Conoco Energy Management Services will manage those sites, bringing to bear the combined energy expertise of two leaders in the electricity, gas and oil industries.

Our energy trading business, which began in earnest last year, has tremendous potential to help us utilize our capacity and add profits. We have assembled a team of experienced traders who have been able to take advantage of AEP's efficient, low-cost generating capacity to put us in the fast-paced trading business.

In last year's annual report I was able to tell you about our agreement to purchase Yorkshire Electricity Group, plc, along with an equal partner, Public Service Company of Colorado, now known as New Century Energies, Inc. We completed that purchase in April and have been pleased with its people and performance. Yorkshire is a well-run, well-positioned utility based near Leeds, England, that is in the forefront of the industry's move, virtually worldwide, into competition and customer choice.

[PICTURE]

[PICTURE]

FISCAL 1997 HIGHLIGHTS

January 14.
-----------
AEP Communications and Sprint agree to build 150-mile-long fiber optic line between Charleston, West Virginia, and Roanoke, Virginia.

February 24.
------------
AEP and New Century Energies, Inc. announce they will purchase Yorkshire Electricity Group plc in Great Britain.

March 31.
---------
Purchase of Yorkshire Electricity passes review of British regulators and becomes unconditional on the part of AEP and New Century Energies the next day.

July 23.
--------
AEP chosen to supply 100 megawatts of electricity to alliance that will serve an AK Steel plant under construction near Rockport, Indiana.

Among the issues that will demand our attention in the upcoming year are:

- Our plans to ensure quality transmission service into Virginia and southern West Virginia via a high-voltage transmission line. Since we constructed the last major backbone line into that area in 1973, demand for electricity has increased 136 percent. As growth continues and average household and commercial use of electricity increases, there is no doubt that additional transmission capacity is needed.

- The Year 2000 computer problem, which faces virtually every public and private organization in the world. We have assembled a task force and employed one of the world's foremost computer consulting companies to address the problem. It's our goal to have all critical systems fixed in the first part of 1999.

As we did last year, we are enclosing in this summary annual report a response card if you are interested in supporting the company on critical legislative issues. Please fill out and return this postpaid card and we will notify you when an issue arises of particular importance to shareholders of AEP.

Finally, I want to note the approaching retirement of two of our senior officers. Pete DeMaria and Jerry Maloney, members of the AEP board and both vice chairmen of the service corporation, have dedicated a combined 80 years to making AEP a better company. Their knowledge and experience have been invaluable. Both will retire from the board at our 1998 annual meeting. I wish them much happiness and success in their new lives.

At AEP, we are always looking toward the future in terms of customer service, energy supply, transmission, distribution and reliability. We believe we must continue to perform superbly in our core business if we are to do well in our new ventures. We approach the year 2000 ready to provide world class energy products and services with our heritage of efficiency, innovation and cost effectiveness. Let the race begin!


/s/ E. Linn Draper, Jr.
-----------------------
E. Linn Draper, Jr.
Chairman of the Board
Chief Executive Officer & President

February 25, 1998

October 2,
----------
AEP agrees to form two joint ventures with DuPont/Conoco to finance and manage energy assets for commercial and industrial users.

November 3,
-----------
AEP announces plans for gas and electricity trading operation for the western states, to be based in Houston. The office opens in January.

December 12,
------------
Opening of Call Center in Hurricane, West Virginia, to improve customer service and response time.

December 17,
------------
Vice Chairmen Peter J. DeMaria and Gerald P. Maloney, with more than 80 years of service between them, announce they will retire in 1998.

December 22,
------------
Central and South West and AEP announce plan to merge to form the largest electric utility holding company in North America in terms of customers and generation.

AEP + CSW [margin]


AEP + CENTRAL AND SOUTH WEST
  A PERFECT FIT

Our proposed merger with Central and South West Corporation will bring together two utilities ideally suited for the competitive environment ahead. Our size, our market presence, our geographic location and our international operations present us with opportunities that few other existing companies will have.

The combined system will operate in 11 states. We'll supply power to 4.7 million customers, making us the largest single electricity supplier in the nation. Our mix of coal, gas and nuclear facilities will give us a diversity of low-cost generation. Our global subsidiaries will operate in some of the fastest growing markets in the world and provide significant opportunities for growth and expansion.

Our shared commitment to excellence, customer service, customer choice, technology and employee growth and development provide the synergies necessary for a company preparing to meet the competition head on.


                    Combined Service Territory [Map]


[picture]

CSW is a leader in renewable energy projects, such as this wind farm in Fort Davis, Texas.

[picture]

AEP's expertise, in transmission is renowned throughout the utility industry.

[picture]

CSW's 330-MW Sweeny Cogeneration Project uses what used to be considered waste gas for fuel.

[picture]

AEP & CSW have a broad reach of business interests, both in the U.S. and around the world.

[picture]

Yorkshire Electricity Group and SEEBOARD are regional electricity providers in the United Kingdom. Like AEP and CSW in the United States, each is known as a low-cost provider of electricity.

AEP + CSW [margin]



                                  FAST FACTS

                              Central     Public
                               Power      Service    Southwestern  West Texas
                                and        Co. of      Electric    Utilities
                              Light Co.   Oklahoma   Power Co.        Co.       SEEBOARD       CSW        AEP*       Combined*
----------------------------------------------------------------------------------------------------------------------------------
                               Corpus                                             Crawley
                               Christi     Tulsa      Shreveport    Abilene     W. Sussex     Dallas     Columbus     Columbus
Headquarters                     TX          OK           LA           TX          UK           TX          OH           OH
----------------------------------------------------------------------------------------------------------------------------------
KWH Sales US (in millions)...     21,839      15,616      22,533      7,335            --        63,157      145,423       208,580
KWH Sales UK (in millions)...         --          --          --         --        19,203        19,203       14,756        33,959
----------------------------------------------------------------------------------------------------------------------------------
Employees U.S................      1,668       1,273       1,529        907            --         7,254       17,844        25,098
Employees U.K................         --          --          --          --        4,161         4,161        3,977         8,138
----------------------------------------------------------------------------------------------------------------------------------
Service Area Size U.S.
  (sq. miles)................     44,000      30,000      25,000      53,000           --       152,000       45,400       197,400
Service Area Size U.K.
  (sq. miles)................         --          --          --          --        3,000         3,000        3,900         6,900
----------------------------------------------------------------------------------------------------------------------------------
Customers U.S. (average).....    627,900     481,400     415,900     186,700           --     1,712,000    2,959,000     4,671,000
Customers U.K. (average).....         --          --          --          --    2,014,000     2,014,000    2,071,000     4,085,000
----------------------------------------------------------------------------------------------------------------------------------
Generating Stations U.S......         12           8           9          11           --            38**         38            76
Generating Stations U.K......         --          --          --          --            1             1           10            11
----------------------------------------------------------------------------------------------------------------------------------
Generating Capacity U.S. (MW)      4,377       3,660       4,474       1,228           --        13,739       23,759        37,498
Generating Capacity U.K. (MW)         --          --          --          --          675           675          329         1,004
----------------------------------------------------------------------------------------------------------------------------------
Revenues (000's)............. $1,376,282    $712,690    $939,869    $397,778  $ 1,869,584*** $5,268,000   $6,161,000   $11,352,000
----------------------------------------------------------------------------------------------------------------------------------
Net Income for Common
  Stock (000's).............. $  121,350    $ 50,053    $ 92,254    $ 22,402  $  (58,994)*** $  153,000   $  511,000   $   664,000
----------------------------------------------------------------------------------------------------------------------------------
Operating Cash Flow (000's).. $  399,640    $121,654    $200,488    $ 95,246  $   53,732***  $  726,000   $1,198,000   $ 1,924,000
----------------------------------------------------------------------------------------------------------------------------------
Total Assets (000's)......... $4,813,310  $1,447,681  $2,094,746    $802,148  $2,931,355***  $13,451,000  $16,615,000  $30,066,000
----------------------------------------------------------------------------------------------------------------------------------

--------------------
* AEP acquired a 50% interest in Yorkshire Electricity Group plc, a UK electric distribution company, on April 1, 1997, which is accounted for on an equity basis. AEP's KWH sales UK are for the nine months ended December 31, 1997.

**  Adjusted for joint ownership.

*** At the SEEBOARD USA level which is based on US accounting standards and includes allocated corporate costs.

The combined company will be the biggest in the country in terms of customers served.

[picture]

The General James J. Gavin Plant is one of the flagships of AEP's generation system.

[picture]

Public Service Co. of Oklahoma crews serve an area similar to AEP in its culture and terrain.

[pie chart]
Combined U.S. Plant Capaciity by Fuel Source
// Coal/Lignite // Hydro // Nuclear // Gas

AEP's Energy Delivery teams provide reliable service in parts of seven states.

AEP + CSW [margin]


BEHIND THE DECISION TO CREATE
      AMERICA'S PREMIER ELECTRIC COMPANY

A conversation with Dr. E. Linn Draper, Jr., chairman, president and chief executive officer of American Electric Power Company, Inc., and E.R. Brooks, chairman and chief executive officer of Central and South West Corporation:

Q: You both said when announcing this merger that AEP and CSW were ideal merger partners. Why?

A. Brooks: We had been looking for an opportunity to merge with a successful company that shared our strategy and our culture. We wanted a partner that was dedicated to serving our shareholders in the competitive era ahead by becoming an innovative, diversified leader in global energy markets and related services -- our strategy. And one that emphasized low-cost generation and excellent customer service -- our culture. In my 36 years of experience, I've never seen a company that was a more perfect fit with CSW than AEP.

[PHOTO GOES HERE]

A. Draper: As we've learned more about each other in the past few months, we've found that our culture is even more compatible than we initially had realized. Except for the climate, our service areas are very similar. We both primarily serve large rural areas and small to mid-size cities. When you think about it, Fort Wayne and Roanoke, in AEP's territory, are a lot like Tulsa and Shreveport in CSW's. We shouldn't have any trouble adapting to each other's service territories because, in all of them, the same types of personal relationships with customers are especially important.

[PHOTO GOES HERE]

A. Brooks: AEP also brings us some important capabilities that we need. We have been working to develop a significant electric power trading and marketing business. AEP already has that. Together we will have a name brand identity that will be a great springboard for marketing electricity and other products and services throughout the United States.

A. Draper: We have many more similarities than differences, but even many of the differences are strengths. AEP's industrial customers are largely in primary metals, like steel and aluminum; CSW's industrial customers are largely in petrochemicals and refining. AEP is primarily a coal-burning utility, with a little nuclear power; CSW has a large natural gas capability. This means that we will have greater diversity in types of customers and in fuel use, which will be an important competitive advantage.

-------------------------------------------------------------------------------

We will be a global power with a healthy diversity of fuels, types of industrial customers and climate patterns, and dynamic industrial operations.

-------------------------------------------------------------------------------

Q.  How will this merger benefit shareholders?

A. Draper: We expect shareholders of both companies to benefit from the outset. Our studies show that the merger will add to cash flow from Day 1, and our financial models show that the merger will dilute the earnings per share of AEP and CSW shareholders only slightly in the early years.

AEP + CSW [margin]


However, the greatest benefit to the shareholder will be the potential of the new combined company. We will have a diversified portfolio of low-cost power plants, a presence in 11 states and three power pools, 38,000 megawatts of generating capacity, and a base of customers approaching 5 million nationally. We'll be positioned to be a major player in the international retail energy market, as well.

A. Brooks: Both of these companies have been successful on a stand-alone basis. Together, they will be even more competitive. And they will have the financial wherewithal to implement our strategy in bolder ways, around the world, than either of us could achieve separately. All that should turn into additional shareholder value.

Q. How well will the international activities fit together?

A. Brooks: CSW and AEP mesh well in our international activities. AEP is primarily active in Asia, where we have long-term ambitions; CSW is primarily active in Latin America, where AEP has longer-range ambitions. We overlap only in the United Kingdom where CSW owns a regional electricity company and AEP owns 50 percent of another regional electricity company. We believe that the merger will create a real global powerhouse.

A. Draper: We also complement each other in the capabilities we offer to other countries. AEP's international work has focused on building efficient coal-fired facilities. CSW has experience in building and operating gas-fired generation and Western-U.S.-type-coal plants. So together we will have the capability to build the type of plant that makes the most sense in any region where we are working.

------------------------------------------------------------------------------
During the merger process, we won't be marking time. We'll be moving forward aggressively, to assure that when the merger is consummated we can hit the ground running.
------------------------------------------------------------------------------

Q. What kind of obstacles will this merger face?

[PICTURE]

A. Draper: We expect to complete the merger in the first half of 1999. Along the way we expect two issues to be closely examined. The first is a concern about whether the merger could create a market-dominant company. We strongly believe that the proposed merger would not have this effect. AEP and CSW do not operate in the same states or power pools. Neither company is now dominant in any state is serves; the combined company will not be dominant in any state it serves. We'll have more footprints, but none of them will be bigger in any geographic area.

The second issue revolves around the Public Utility Holding Company Act of 1935, which requires a holding company to operate, or to be capable of operating as an integrated public utility system. Historically, this has been interpreted to mean that a holding company system must operate in contiguous states. We are not contiguous but there is only one energy provider separating us. We will purchase the right to use the transmission system of that company to exchange power between the eastern and western operations of our combined company. We believe that the combined company will be able to operate as an integrated system in this way.

AEP + CSW [margin]

AMERICAN ELECTRIC POWER

[Picture]

A. Brooks: This will be the biggest merger in the history of U.S. electric utilities. We expect a lot of regulatory review and a lot of third party intervention. We will seek the approval of all four states that CSW serves -- and based on our initial communications with them, I believe the response will be positive. We believe that we do not need formal approval from the seven states that AEP serves, but some of them are expressing a strong interest. If the country truly is serious about creating a competitive electric power industry, we believe, this merger between these two similar companies should be a model for future transactions. We are confident it will succeed.

------------------------------------------------------------------------------
The merger will provide growing earnings to shareholders, will protect customers against rising prices, and will offer employees a vibrant, growing organization with a lot of opportunity.
------------------------------------------------------------------------------

Q. How will the operating companies be known?

A. Brooks: One of the strengths of our U.S. electric companies is their strong relationships and name recognition with their customers. That is a competitive advantage. So we expect that CSW's 's four operating companies will continue using their established names and identities, at least in the near future.

A. Draper: All nonregulated competitive activities will probably operate under the name of AEP with our brand as America's Energy Partner-SM-. Today there's an ongoing debate as to what extent regulated electric companies can use the same names and identities for other services being marketed to their customers. We probably won't change the names of the CSW electric companies until that matter has been decided.

[Picture]

Q. How will employees be affected?

A. Draper: The vast majority of employees who are directly involved with serving customers or producing electricity will not be affected. The jobs that overlap are largely corporate and administrative functions. We have identified about 1,100 duplicate positions that we are planning to eliminate. But we have plenty of time during the regulatory approval process to take advantage of retirements and other attrition and to find employment opportunities in our other growing businesses. Therefore, we believe the real number of job losses will be much fewer than 1,100.

A. Brooks: The employees who lose their jobs will be treated fairly. Both companies have a strong tradition of treating their employees well. For the great majority of employees who work for the new combined company, I'm sure there will be a great sense of pride, because they will be working at one of the largest and most successful companies in this changing industry and of excitement because they will see a myriad of opportunities that this new company will offer.

[Picture]

                                  THE RACE
                                        IS ON!


                            [illustration of race car]

Developing a long-term business strategy is a lot like preparing for a race. You have to carefully study the course, consider your options, match your resources to the challenge and then begin to check your equipment and plot your strategy.

At AEP that's what we've been doing for the last several years. We took a careful look at the future of the electric utility industry by gauging economic trends, analyzing technology and determining customer needs and desires. After considering our options and our assets, we made a firm decision to become an early proponent for full competition. We believe that is what our customers want and what ultimately is best for AEP and our shareholders. So we started looking at how we structure our work, how we pay our bills, how we manage our plants and how we service our customers to find the best way of doing each. The result has been lower costs, a stronger, better trained work force and a competitive engine ready for the race.

                                  [PHOTOS]

DEVELOPING OUR RESOURCES

Expanding our minds.

To prepare our team for the challenges ahead, the AEP Institute, formed in 1996 to coordinate the Company's employee development efforts, conducted more than 1,200 sessions in 1997. Most of the classes dealt with "foundation" issues, that help employees understand the changing industry.

Taking care of our land.

Our voluntary programs make a difference. Coal-burning technology we are helping to develop will increase efficiency almost 20 percent. We're adding to the 47 million trees we've already planted and studying ways to use grass to better capture carbon dioxide in the atmosphere. And AEP won the U.S. Environmental Protection Agency's Green Lights Ally of the Year award by installing high-efficiency lights that lower CO(2) emissions by 29,000 tons a year.

PREPARING FOR A NEW ERA

[ILLUSTRATION OF RACE CAR AND PIT CREW]

COMPETITION IS NOT NEW TO US

[ILLUSTRATION OF TWO RACE CARS]

Competition means more than reducing costs and lowering prices. It means improving service, enhancing safety, developing new systems and being prepared to go where the road takes you. We've enhanced our efforts in customer service by investing in a network of regional call centers, which allow us to respond to customers faster and more efficiently. The last of the four centers opened in December 1997 in Hurricane, West Virginia. Customers get 24-hour-a-day access to customer service representatives while we maximize productivity of employees. Our ability to manage and use assets like our call centers was one factor that led to AEP being named as one of the most respected companies in the electric utility industry in Fortune's annual corporate reputations survey.

Enhanced competitiveness must not come at the expense of safety. Through increased training and awareness programs, we recorded our safest year in recent history in 1997. Recordable accidents declined 5 percent and the vehicle accident rate decreased 28 percent. Not every safety goal was met, but the clear improvements show that safety, reduced costs and greater efficiency are not mutually exclusive.

NOT JUST TO COMPETE, BUT TO WIN

Let's Communicate.

AEP Communications, formed in 1996 to enhance our ability to provide communications and information to customers, is stringing new fiber optic lines for its wholesale telecom business and in support of its investment in new wireless personal communications services. It also is developing a portfolio of internet-based energy information products to be introduced in 1998 that allows commercial and industrial customers to monitor and analyze electricity, gas and water usage affordably and accurately.

Generating more.

By upgrading the design of two units at our Smith Mountain hydro plant in Virginia, we will be able to generate an additional 24 megawatts per unit. That means more electricity available to sell with marginal capital outlays.

To compete in any race, you have to have the right equipment. At AEP, our teams don't just use the right equipment, they help invent it. In Inez, Kentucky, we're completing a first-of-its-kind transmission system that permits unprecedented control over the quality and quantity of power on that system.

Developed in conjunction with Westinghouse and the Electric Power Research Institute, the Unified Power Flow Controller uses advanced electronics to eliminate electrical disturbances and provide for maximum voltage transmission. That means higher quality, more reliable power for customers and more efficient use of our transmission facilities. Once this technology is widely employed, it will be an important tool in providing enhanced customer service and greater control over transmission and generating facilities.

Other technologies we've introduced into our system include integrated substations and high-speed switches, which both use microprocessor technology to replace electromechanical devices. These new systems cost less, provide better reliability and require less maintenance than the devices they replace.

THE TOOLS TO COMPETE

Inez Innovation.
- The $90 million Inez project, which includes a new substation and 32 miles of transmission lines from our Big Sandy plant in Kentucky, is the first of its kind in the world. Besides providing enhanced system control, it will help handle many years of load growth in the area.

- To facilitate transmission tower construction in the hills of eastern Kentucky and western West Virginia, we used a helicopter to deliver 133 pre-assembled towers to their sites. By lifting towers from an assembly area and placing them by air on pre-built pads, we enhanced job safety and minimized construction impact on the environment.

TEAMWORK IS ESSENTIAL FOR TOP PERFORMANCE

[ILLUSTRATION OF RACE CAR DURING PIT STOP]

SUCCEEDING AS NO OTHER

[ILLUSTRATION OF RACECAR AND CHECKERED FLAG]

Success is never guaranteed before the start of any competition. We know that. But we also know that by doing things right and doing the right things, we can at least be sure that we're in the race.

We're actively pursuing new businesses, such as energy trading and energy financing and management ventures, that fit with our strategies and our core expertise. To take advantage of opportunities in other parts of the world, we're beefing up our international presence by opening offices in high-growth markets, such as Asia and South America. We're learning from our investment in Yorkshire Electricity Group in Great Britain about competition in other parts of the world.

There are no secrets to success. Hard work and preparation are crucial factors between being a contender or just another statistic. By preparing our team, managing our assets, leading in technology and seeking new opportunities, we believe we're in the contest to stay. Let the race begin!

NEW MARKETS, NEW OPPORTUNITIES

China plant nears completion.

- Construction of our coal-fired plant in Henan Province, China, is on schedule, with the first unit expected to be complete late in 1998. The China joint venture gives us a foothold in one of the fastest growing electricity markets in the world.

Yorkshire contributes knowledge.

- Yorkshire Electricity Group, which we jointly acquired with New Century Energies in April 1997, will provide valuable lessons about operating in a competitive environment.

Power Up.

- Our two energy trading operations, in Columbus and Houston, allow us to participate in energy markets throughout the country and also take advantage of our low-cost generating capabilities.

[PICTURE]

[PICTURE]

[PICTURE]

SUMMARY MANAGEMENT DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

      We are continuing our summary approach to the financial section to this annual report based on favorable comments received from shareholders. This abbreviated financial presentation is intended to present capsule information in an easier-to-read format and should not be considered a substitute for the full financial statements provided to all shareholders as the 1997 Financial Statements and Management's Discussion and Analysis of Results of Operations and Financial Condition. A copy of the Form 10K and/or the full financial statements can be obtained by calling 1-800-551-1AEP. Although this summary should help you understand AEP's 1997 results of operations and financial condition, we caution that before making any investment decisions you should review the full financial statements.

      The following discussion contains forward looking statements which reflect assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially.

Business Outlook

      We are changing as our industry transitions towards customer choice in power generation. We are building the foundation on which our revenues and earnings can grow by: working to grow the existing business and customer base; developing a national energy trading business; building a portfolio of global investments in energy companies and projects; expanding energy related products and services to be offered to customers worldwide; and adding incremental generation, transmission and distribution assets and operations within the U.S. In December the Company and Central and South West Corporation (CSW), two low-cost producers of electricity, announced plans to merge. Upon receipt of all required governmental approvals and the consummation of the exchange of CSW common stock for AEP's common stock, our new company will become one of the top-tier players in the emerging global market for electric energy and related services. We expect the merger to be completed in 12 to 18 months.

      AEP has the financial strength, geographic reach, location and low-cost structure to be an able competitor and partner. However, no assurance can be given that AEP can maintain this position in the future. The electric industry has seen and will see mergers and acquisitions as the electric generation business becomes more competitive. We believe that the proposed strategic combination with CSW will strengthen our ability to compete and create the kind of energy provider customers, regulators, legislators, shareholders and employees want -- a growing company able to produce and deliver low-cost, reliable energy across a large, geographically diverse region.

      The Company's ability to recover its costs as the industry transitions to competition and as customer choice is more broadly available is probably the most significant factor affecting its future. Competition in the wholesale generation market continues to intensify since the adoption of federal legislation in 1992 that gave wholesale customers the right to choose their energy supplier. The introduction of competition and customer choice for retail customers has been slow, although activity has been increasing. Federal legislation has been proposed to mandate competition and customer choice at the retail level, and several states have introduced or are considering similar legislation. All of our states have initiatives to move to customer choice that will phase-in or allow for a transition to competition, although the timing is uncertain. The Company supports customer choice and is proactively involved in discussions at both the state and federal levels regarding how best to structure and transition to a competitive marketplace.

      As the electric energy market evolves from cost-of-service rate-making to market-based pricing for generation and to customer choice, many complex issues must be resolved, including what to do about costs that will not be recovered as a result of going to market rates, i.e. stranded costs. While Federal Energy Regulato-ry Commission (FERC) orders No. 888 and 889 provide, under certain conditions, for recovery of stranded cost at the wholesale level, the issue of stranded cost is unresolved at the much larger state retail level. The amount of any stranded costs we may experience depends on the timing and extent to which direct competition is introduced to our business and the then-existing market price of electricity. Under generally accepted accounting principles, regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated balance sheets of regulated utilities in accordance with regulatory actions and in order to match expenses and revenues with cost-based rates. In order to maintain net regulatory assets (net expense deferrals) on the balance sheet, rates charged to customers must be cost-based and provide for their probable recovery. In the event a portion of AEP's business were no longer cost-based regulated, net regulatory assets would have to be written off for that portion of the business, unless they are recoverable in the future.

      Although FERC orders No. 888 and 889 provide for competition in the firm wholesale market, that market is a relatively small part of our business. Many of our firm wholesale sales are still under cost-of-service contracts. As a result AEP's generation business is still cost-based regulated and should remain so for the near future pending the passage of enabling state legislation to deregulate the generation business. We believe that enabling state legislation should provide for the recovery of any generation-related net regulatory assets and other reasonable stranded costs from impaired generation assets. We are working with regulators, customers and legislators to provide for probable recovery of these stranded costs during a transition period in which rates are fixed or frozen and electric utilities would take steps to achieve cost savings which would be used to reduce or eliminate their stranded costs. However, if in the future AEP's generation business were to no longer be cost-based regulated and if it were not possible to demonstrate probability of recovery of resultant stranded costs including regulatory assets, results of operations, cash flows and financial condition would be adversely affected.

      In 1997 management took several major steps towards its growth-oriented goal of being America's Energy Partner and a global energy and related services company. Construction of a 250-megawatt generating station in China progressed on schedule and within budget. In April, the Company and New Century Energies, Inc. acquired Yorkshire Electricity Group plc (Yorkshire), a United Kingdom (UK) distribution company. A new power marketing business was launched in July contributing significantly to our operating revenues, which surpassed $6 billion for the first time. A joint venture with Conoco, an energy subsidiary of DuPont, was announced in October to provide energy management services as well as financing of steam and electric generating facilities at large commercial and industrial plant sites including initially 16 of Conoco's and DuPont's sites.

      Probably the biggest step took place in December when the Company and CSW announced plans to merge. The merger, when approved, will increase AEP's annual revenues by approximately $5 billion and add 14,000 megawatts of generation and
1.7 million domestic customers to AEP. This will bring AEP's total domestic customers to 4.7 million customers. The merger will also increase AEP's non-regulated businesses as CSW owns a UKdistribution company and other overseas and domestic non-regulated investments. More importantly it will expand our market, add more low-cost generation, contribute to AEP's non-regulated products and services business and enhance our competitiveness.

      In addition to synergy savings from the proposed merger, other efforts continue to reduce the costs of our products and services in order to maintain our competitiveness. Prior to 1997 reviews of our major domestic processes led to decisions to consolidate all management and certain functions and operations. Although staff reductions and cost savings are presently being achieved as a result of the consolidation of management and functions, expenses for new marketing and customer services and efficient management information systems are increasing to prepare for competition. Process improvement efforts and expenditures to develop and implement new software should produce further improvements and efficiencies, enabling AEP to continue to offer its domestic customers excellent service at competitive prices.

      We recognize that we must continue to manage our coal costs to maintain our competitive position. We are negotiating with unaffiliated suppliers to lower purchased coal costs. Although we have been working to reduce affiliated mining costs, we have been unable to reduce the cost of affiliated coal to what has been a declining market price for coal. With approval of the regulator, the Company is deferring affiliated coal costs in excess of a predetermined price cap for future recovery. We intend to continue to prudently supplement our long-term coal supplies with spot market purchases as long as favorable spot market prices exist. Competitive pressures, deregulation or Phase II of the Clean Air Act Amendments could result in the closure of the affiliated coal mines. Unless the cost of affiliated coal or the cost of any mine closure is recovered either in regulated rates or as a stranded cost under a plan to transition the generation business to competition, future earnings, cash flows and possibly financial condition could be adversely affected.

      Significant efforts have been made to enhance our competitiveness in nuclear power generation and to improve our nuclear organizational efficiency. In 1997 we continued to receive the "excellence in performance" award from the Institute of Nuclear Power Operations. Nuclear power plants have a major future financial commitment to safely dispose of spent nu-clear fuel and radioactive plant components (i.e. to decommission the plant). It is difficult to reduce nuclear generation costs since certain major cost components are impacted by federal laws and Nuclear Regulatory Commission (NRC) regulations.

For example, the cost to store and dispose of spent nuclear fuel continues to increase, mainly due to the lack of pro-gress by the federal government to secure and construct a repository. In addition, estimated nuclear decommissioning costs continue to increase due in part to the delay in securing an offsite storage site for spent fuel. Presently we are recovering the cost of on-site nuclear fuel storage and estimated nuclear decommissioning costs over the plant's remaining life. However, our future earnings, cash flows and possibly financial condition could be adversely affected if the costs of these items continue to increase and are not recovered.

Results of Operations

      Net income decreased to $511 million or 13% primarily due to an extraordinary loss of $109 million from the UK's one-time windfall tax which was based on a retroactive revaluation of the original privatization price of certain privatized utilities, including Yorkshire. AEP's income before the extraordinary loss increased 6% in 1997 to $620 million, or $3.28 per share, from $587 million, or $3.14 per share, in 1996. The increase in earnings before the extraordinary loss in 1997 is primarily attributable to transmission service sales, reduced preferred stock dividends and an increase in other income from the April 1997 investment in Yorkshire exclusive of the extraordinary loss.

Revenues

      Total revenues exceeded $6 billion for the first time, increasing over $300 million from 1996 total revenues of $5.8 billion. The 5% increase in revenues was mainly due to increased wholesale power sales from AEP's new power marketing business which began in July of 1997. The power marketing business makes substantial power purchases from and sales to non affiliated utilities and power marketers.

      Retail revenues declined slightly as revenues from weather-sensitive residential customers decreased, reflecting lower usage due to mild weather in 1997. The decline in residential sales was completely offset by an increase in lower priced sales to industrial customers.

      An increase in transmission service revenues also contributed to the total increase in revenues. These revenues, for the transfer of other companies' power through the AEP transmission system, have increased significantly since the issuance of the FERC's open access transmission rules in 1996.

Total Expenses

      Total expenses increased 7% due primarily to increased purchased power, fuel and other operation expense. The significant increase in purchased power expense was mainly due to purchases of electricity for resale by the new power marketing business. Fuel expense increased primarily due to an increase in the average cost of fuel consumed as lower cost nuclear generation was less available in 1997 due to an unplanned outage of both nuclear units beginning on September 9 and continuing through year-end. New marketing, customer services and software costs to prepare for competition contributed to the increase in other operation expense.

Other Income

      The increase in other income was due primarily to the Company's share of equity earnings from the April 1997 investment in Yorkshire. Earnings from Yorkshire were $34 million inclusive of $10 million of nonrecurring tax benefits related to the retroactive reduction of the UK corporate income tax rate from 33% to 31%.

Federal Income Taxes

      The decrease in federal income taxes is mainly due to income tax benefits from the non- regulated business activities including foreign tax credits.

Financial Condition

      In 1997 AEP maintained its strong financial condition and performance in shareholder value. The year-end closing stock price of $51-5/8 was 25.5% higher than the prior year. The Company paid a quarterly dividend in 1997 of 60 cents a share, maintaining the annual dividend rate at $2.40 per share. The payout ratio continued to improve, a trend that started in 1994. The 1997 payout ratio, before extraordinary loss, of 73% was 3% better than 1996's and 15% better than 1994's. Management's objective has been to reduce the payout ratio by increasing earnings in order to enhance AEP's ability to invest in new business ventures that complement our core competencies and improve shareholder value. AEP's three-year total shareholder return ranked fourth among the companies in the Standard and Poor's Electric Utility Index. This marked the fourth straight year AEP placed in the top quartile. Management's goal is to maintain and improve our position in the top quartile of the S&P Electric Utility Index for total shareholder return.

Capital Resources and Needs

      AEP achieved a year-end ratio of common equity to total capitalization of 45.5% for 1997, compared with 45.3% for 1996 and 43.1% for 1995. The Company's goal is to maintain the common equity ratio at a level of at least 40 percent. During 1997 the Company and its subsidiaries continued improving their debt-to-equity position. The Company's regulated subsidiaries redeemed 4.3 million shares of cumulative preferred stock with rates ranging from 4.08% to 7.875% at a total cost of $433 million. The subsidiaries used short-term debt and junior subordinated deferrable interest debentures to pay for the preferred stock tendered and to benefit from the tax deductibility of interest.

      AEP's construction expenditures are ex-pected to be $2.4 billion over the next three years, which includes the Donald C. Cook Nuclear Plant Unit 1 steam generator replacement, generating plant construction in China and the cost of transmission and distribution projects for the improvement of and addition to domestic electric energy delivery facilities. Approximately $2.1 billion of expenditures for the next three years will be financed with internally generated funds.

Market Risks

      The Company as a major power producer and a trader of electricity and gas has certain financial market risk inherent in its routine business activities. The trading of electricity and gas related future contracts exposes the Company to commodity price fluctuations. Market risk represents the risk of loss that may impact the Company's consolidated financial position, results of operations or cash flows due to adverse changes in market prices and rates. As trading activity increases and the markets for power evolve, this risk will become greater. Various policies and procedures have been established to manage market risk exposures including the limited usage of energy related derivatives, which are highly correlated to the underlying commodity exposures. The Company's debt used to finance plant and other investments exposes the Company to interest rate fluctuation risk. Investment in two foreign currency denominated joint ventures in the UK and China exposes the Company to currency translation rate risk. The Company does not presently utilize derivatives to manage its exposures to interest rate and foreign currency exchange rate movements.

Other Matters

      The Company has exposure to a number of contingencies, including but not limited to the following matters which are fully discussed in the 1997 Management's Discussion and Analysis of Results of Operations and Financial Condition and the Notes to the Consolidated Financial Statements contained in the full financial statements: the recent safety shutdown of the Cook Nuclear Plant with the restart of the units subject to NRC approval of the resolution of certain issues; a potential Internal Revenue Service ruling that certain interest deductions related to a corporate owned life insurance program used to help fund postretirement benefits for employees should not be allowed in our federal income tax returns; and the correction of a complex and interdependent "Year 2000" problem whereby certain existing computer hardware and software programs will not properly recognize calendar dates beginning in the year 2000. Recent clean air regulation and proposals could negatively impact fuel costs and the cost of generation. If these contingencies are not successfully resolved, they could have an adverse effect on the results of operations, cash flows and possibly financial condition.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
Year Ended December 31

(In Millions-Except Per Share Amounts)


                                                                1997             1996          % Change

   Revenues                                                 $6,161.4         $5,849.2               5.3
   Expenses:
      Fuel                                                   1,627.1          1,600.7               1.6
      Purchased Power                                          416.3             86.1             383.5
      Maintenance                                              483.3            502.8              (3.9)
      Depreciation and Amortization                            591.0            600.8              (1.6)
      Taxes Other Than Federal Income Tax                      490.6            498.6              (1.6)
      Other Operation                                        1,227.4          1,210.0               1.4
      Interest Charges & Preferred Stock Dividends             423.6            422.8               0.2
        Total Expenses                                       5,259.3          4,921.8               6.9
   Other Income (Loss)                                          16.8            (17.4)              N.M.
   Income Before Federal Income Taxes                          918.9            910.0               1.0
   Federal Income Taxes                                        298.5            322.6              (7.5)
   Income Before Extraordinary Item                            620.4            587.4               5.6
   Extraordinary Loss-UK Windfall Tax                         (109.4)               -               N.M.
   Net Income                                               $  511.0         $  587.4             (13.0)

   Average Number of Shares Outstanding                        189.0            187.3               0.9

   Earnings Per Share
      Before Extraordinary Item                                $3.28            $3.14               4.5
      Extraordinary Loss-UK Windfall Tax                       (0.58)               -               N.M.
      Net Income                                               $2.70            $3.14             (14.0)

   Cash Dividends Paid Per Share                               $2.40            $2.40                -

   N.M.=Not Meaningful


CONSOLIDATED CONDENSED BALANCE SHEETS
At December 31
(In Millions)



                                                                                 1997               1996
   ASSETS
   Electric Utility Plant                                                   $19,596.4          $18,970.1
   Accumulated Depreciation and Amortization                                 (7,963.6)          (7,549.7)
      Net Electric Utility Plant                                             11,632.8           11,420.4
   Other Property and Investments                                             1,358.8              892.7
   Cash and Cash Equivalents                                                     91.5               57.5
   Other Current Assets                                                       1,426.7            1,297.3
   Regulatory Assets                                                          1,817.5            1,889.5
   Deferred Charges                                                             288.0              325.6
      Total                                                                 $16,615.3          $15,883.0

   CAPITALIZATION AND LIABILITIES

   Common Shareholders' Equity                                              $ 4,677.2          $ 4,545.3
   Cumulative Preferred Stocks of Subsidiaries                                  174.3              600.2
   Long Term Debt                                                             5,129.5            4,796.8
      Total Capitalization                                                    9,981.0            9,942.3
   Current Liabilities                                                        2,083.7            1,496.0
   Deferred Income Taxes and Investment Tax Credits                           2,937.2            3,044.7
   Other Liabilities                                                          1,613.4            1,400.0
      Total                                                                 $16,615.3          $15,883.0

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
Year Ended December 31
(In Millions)

                                                                                 1997              1996

   OPERATING ACTIVITIES:
   Net Income                                                                $  511.0          $  587.4
   Extraordinary Item-UK Windfall Tax                                           109.4                 -
   Adjustments for Noncash Items                                                577.5             649.6
   Net Cash Flows from Operating Activities                                   1,197.9           1,237.0

   INVESTING ACTIVITIES:

   Construction                                                                (760.4)           (577.7)
   Investment in Yorkshire Electricity Group plc                               (363.4)                -
   Proceeds from Sale of Property and Other                                       2.2              12.3
   Net Cash Flows Used for Investing Activities                              (1,121.6)           (565.4)

   FINANCING ACTIVITIES:

   Issuance of Common Stock                                                      76.7              65.5
   Retirement of Cumulative Preferred Stock                                    (433.3)            (70.8)
   Change in Long-term Debt (net)                                               532.4            (194.0)
   Change in Short-term Debt (net)                                              235.4             (45.4)
   Dividends Paid on Common Stock                                              (453.5)           (449.4)
   Net Cash Flows Used for Financing Activities                                 (42.3)           (694.1)
   Net Increase (Decrease) in Cash and Cash Equivalents                          34.0             (22.5)
   Cash and Cash Equivalents January 1                                           57.5              80.0
   Cash and Cash Equivalents December 31                                    $    91.5          $   57.5

                 INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors of American Electric Power Company, Inc.:

We have audited the consolidated balance sheets of American Electric Power Company, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. Such consolidated financial statements and our report thereon dated February 24, 1998, expressing an unqualified opinion (which are not included herein) are included in the 1997 Financial Statements and Management's Discussion and Analysis of Results of Operations and Financial Condition. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

         In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 1997 and 1996 and the related condensed consolidated statements of income and of cash flows for the years then ended is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP
Columbus, Ohio

February 24, 1998

STATE PRESIDENTS

OUR STATE PRESIDENTS AND THEIR STAFFS ARE AVAILABLE TO HELP CUSTOMERS, CONSUMER GROUPS, LEGISLATORS AND OTHERS WHO DEAL WITH ENERGY USAGE, SAFETY, CONSERVATION, EDUCATION, ENVIRONMENTAL MATTERS AND PUBLIC POLICY. THEY CAN BE CONTACTED AT THE FOLLOWING LOCATIONS:

Coulter R. Boyle III
AEP Indiana
AEP Michigan
One Summit Square
P.O. Box 60
Fort Wayne, IN 46801
(219) 425-2101
Fax (219) 425-2157

R. Daniel Carson, Jr.
AEP Virginia
AEP Tennessee
40 Franklin Road SW
P.O. Box 2021
Roanoke, VA 24022
(540) 985-2900
Fax (540) 985-2340

Timothy C. Mosher
AEP Kentucky
1701 Central Avenue
P.O. Box 1428
Ashland, KY 41105
(606) 327-1261
Fax (606) 327-3128

Marsha P. Ryan
AEP OHIO
1 Riverside Plaza
Columbus, OH 43215
(614) 223-1400
Fax (614) 628-4631

Dana E. Waldo
AEP WEST VIRGINIA
301 Virginia Street East
P.O. Box 1986
Charleston, WV 25327
(304) 348-4710
Fax (304) 348-5744

AEP LEADERSHIP


American Electric Power Company, Inc.

E. Linn Draper, Jr.
Chairman, President and
Chief Executive Officer

Gerald P. Maloney
Vice President and Secretary

Peter J. DeMaria
Controller

Armando A. Pena
Treasurer


American Electric Power Service Corporation

E. Linn Draper, Jr.
Chairman, President and
Chief Executive Officer

Peter J. DeMaria
Vice Chairman

Gerald P. Maloney
Vice Chairman

Paul D. Addis
Executive Vice President

Donald M. Clements, Jr.
Executive Vice President -- Corporate Development

Henry Fayne
Executive Vice President -- Financial Services

Eugene E. Fitzpatrick
Executive Vice President --  Nuclear Generation

William J. Lhota
Executive Vice President

James J. Markowsky
Executive Vice President -- Power Generation

Joseph H. Vipperman
Executive Vice President -- Corporate Services

Charles A. Ebetino, Jr.
Senior Vice President --
Fuel Supply

Luke M. Feck
Senior Vice President --
Corporate Communications

John R. Jones
Senior Vice President --
Fossil/Hydro Production

Raymond M. Maliszewski
Senior Vice President --
System Planning

Michael F. Moore
Senior Vice President --
Information Technology
and Chief Information Officer

Richard E. Munczinski
Senior Vice President --
Corporate Planning
and Budgeting

Armando A. Pena
Senior Vice President -- Finance, Treasurer and
Chief Financial Officer

Rodney B. Plimpton
Senior Vice President -- Human Resources

Peter Splawnyk
Senior Vice President --
Distribution

Andrew P. Varley
Senior Vice President --
Energy Pricing and
Regulatory Services

Leonard V. Assante
Vice President

Chief Accounting Officer
and Controller

J. Craig Baker
Vice President --
Power Marketing and Trading

Bruce M. Barber
Vice President --
Strategic Studies

Bruce A. Beam
Vice President --
Governmental Affairs

David H. Crabtree
Vice President --
Consumer Services

John F. DiLorenzo, Jr.
Vice President
Associate General
Counsel and Secretary

William N. D'Onofrio
Vice President --
Regulatory Affairs

Carl A. Erikson
Vice President --
Energy Delivery

Dale E. Heydlauff
Vice President --
Environmental Affairs

Marshall O. Julien
Vice President --
Communications

W. Robert Kelley
Vice President --
System Operations

Vincent A. Lepore
Vice President --
Power Generation Engineering

Hugh H. Lucas
Vice President --
Mining Operations

Thomas R. McCaffrey
Vice President --
Procurement and Supply
Chain Services

James K. McWilliams
Vice President --Civil
and Mining Engineering

Patrick M. O'Brien
Vice President --
Fuel Procurement

Ron E. Prater
Vice President --
Strategic Planning

Bruce A. Renz
Vice President --
Energy Delivery Support

William L. Scott
Vice President -- Taxes

Joseph A. Valentine
Vice President --
Information Systems

Thomas R. Watkins
Vice President --
Energy Transmission

NEW BUSINESS
SUBSIDIARIES

AEP Communications, Inc.

E. Linn Draper, Jr.
Chairman and Chief
Executive Officer

Gerald P. Maloney
Vice Chairman

Donald M. Clements, Jr.,
President

Peter J. DeMaria
Vice President and Controller

William J. Lhota
Vice President

David Mustine
Vice President

Peter R. Thomas
Vice President

Armando A. Pena
Treasurer

John DiLorenzo, Jr.
Secretary


AEP Energy Services, Inc.

E. Linn Draper, Jr.
Chairman and Chief
Executive Officer

Gerald P. Maloney
Vice Chairman

Paul D. Addis
President

J. Craig Baker
Senior Vice President

Steven Lewis
Senior Vice President

Eric J. van der Walde
Senior Vice President
Bruce H. Braine
Vice President -- Analysis

Joseph A. Curia, Jr.
Vice President --
Energy Marketing

David B. Dunn
Vice President --
Gas Trading

Henry Fayne
Vice President

Douglas K. Penrod
Vice President --
Energy Trading

Glenn Riepl
Vice President

George Rooney
Vice President --

BUSINESS DEVELOPMENT

Peter J. DeMaria
Controller

Armando A. Pena
Treasurer

John F. DiLorenzo, Jr.
Secretary

AEP Investments, Inc.

E. Linn Draper, Jr.
Chairman and Chief
Executive Officer

Gerald P. Maloney
Vice Chairman

Donald M. Clements, Jr.
President

David Mustine
Senior Vice President

Jeffrey D. Cross
Vice President and
General Counsel

Peter J. DeMaria
Vice President and Controller

Dennis A. Lantzy
Vice President

William J. Lhota
Vice President

Armando A. Pena
Treasurer

John F. DiLorenzo, Jr.
Secretary

AEP Resources, Inc.

E. Linn Draper, Jr.
Chairman and Chief
Executive Officer

Gerald P. Maloney
Vice Chairman

Donald M. Clements, Jr.
President

Donald E. Boyd
Senior Vice President --
Asia-Pacific Development

David Mustine
Senior Vice President --
European Development

Peter J. DeMaria
Vice President and Controller

Thomas S. Jobes
Vice President --
Corporate Development

John R. Jones
Vice President

Dennis A. Lantzy
Vice President -- Generation

James H. Sweeney
Vice President --

Latin America Development

Paul J. Wielgus
Vice President --

North American Development

Jeffrey D. Cross
Vice President and
General Counsel

Armando A. Pena
Treasurer

John F. DiLorenzo, Jr.
Secretary

BOARD OF
DIRECTORS


Dr. E. Linn Draper Jr., 56
Chairman, President &
Chief Executive Officer
(1992) E

Angus E. Peyton, 71
Partner, Brown & Peyton
Charleston, West Virginia
(1978) A,E,F,P

Robert M. Duncan, 70
Retired U.S. District Judge
Southern District of Ohio
Columbus, Ohio
(1985) A,D,P

Dr. Lester A. Hudson Jr., 58
Chairman
H&E Associates
Greenville, South Carolina
(1987) A,D,H,P

Dr. Morris Tanenbaum, 69
Vice President,
National Academy
of Engineering
Short Hills, New Jersey
(1989) E,F,H,P

Linda Gillespie Stuntz, 43
Partner, Stuntz & Davis, P.C.
Washington, D.C.
(1993) D,F,P

Peter J. DeMaria, 63
Controller;
Vice Chairman,
AEP Service Corporation
(1993)

Gerald P. Maloney, 64
Vice President
and Secretary;
Vice Chairman,
AEP Service Corporation
(1994)

Donald G. Smith, 62
Chairman, President &  Chief Executive Officer
Roanoke Electric
Steel Corporation
Roanoke, Virginia
(1994) F,H,P

Robert W. Fri, 62
Director, National Museum of Natural History
Smithsonian Institution
Washington, D.C.
(1995) A,D,P

Leonard J. Kujawa, 65
International
Energy Consultant
Atlanta, Georgia
(1997) D,F,P

John P. DesBarres, 58
Investor
Rancho Palos Verdes,
California
(1997) A,H,P

Dr. Kathryn D. Sullivan, 46
President &  Chief
Executive Officer
COSI Columbus
Columbus, Ohio
(1997) P

Committees of the Board:
The chairman is listed in ( ).

A Audit (Duncan), D Directors (Hudson), E Executive (Draper),
F Finance (Peyton), H Human Resources (Tanenbaum),
P Public Policy (Stuntz)

Dates in parentheses indicate year elected to board


AMERICAN ELECTRIC POWER


SHAREHOLDER
INFORMATION

Annual Meeting -- The 91st annual meeting of shareholders of American Electric Power Company will be held at 9:30 a.m. Wednesday, May 27, 1998, at The Ohio State University's Fawcett Center, 2400 Olentangy River Rd., Columbus, Ohio. Admission is by ticket only. To obtain a ticket, please note the instructions in the Notice of Annual Meeting to be mailed to shareholders or call the Company.

Shareholder Inquiries -- If you have questions about your account, you can call the Company toll-free at 800-AEP-COMP (800-237-2667), or write to Bette Jo Rozsa, Investor Services, American Electric Power Company, 1 Riverside Plaza, Columbus, Ohio 43215-2373. You should have your Social Security number or account number ready; we will not speak to third parties about an account without the shareholder's approval or appropriate documents.

Transfer Agent & Registrar
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone Response Group: 800-328-6955;
E-Mail Correspondence: FCTC@ em.fcnbd.com
World Wide Web address: http://www.fctc.com

Replacement of Dividend Checks -- If you do not receive your dividend check within five business days after the dividend payment date, or if your check is lost, destroyed or stolen, you should notify the transfer agent or Investor Services for a replacement.

Lost or Stolen Stock Certificates -- If your stock certificate is lost, destroyed or stolen, you should notify the transfer agent or Investor Services immediately so a "stop transfer" order can be placed on the missing certificate. The transfer agent then will send you the required documents to obtain a replacement certificate.

Address Changes -- It is important that we have your current address on file so that you do not become a lost shareholder. Please contact Investor Services or the transfer agent for address changes for both record and dividend mailing addresses. We also can provide automatic seasonal address changes.

Stock Transfer -- Please contact Investor Services or the transfer agent if you have questions regarding the transfer of stock and related legal requirements.

Dividend Reinvestment and Direct Stock Purchase Plan -- A Dividend Reinvestment and Direct Stock Purchase Plan is available to all registered shareholders, AEP employees and investors who are not already shareholders. It is a simple and convenient method of purchasing additional shares of AEP common stock or an economical method of becoming an AEP shareholder. You may obtain the Plan prospectus and enrollment authorization form by contacting the transfer agent or Investor Services.

Direct Deposit of Dividends -- The Company does offer electronic deposit of your dividends. Contact Investor Services or the transfer agent for details.

Stock Held in Brokerage Account ("Street Name") -- When you purchase stock and it is held for you by your broker, it is listed with the Company in the broker's name or "street name." AEP does not know the identity of individual shareholders who hold their shares in this manner; we simply know that a broker holds a certain number of shares which may be for any number of customers. If you hold your stock in street name, you receive all dividend payments, annual reports and proxy materials through your broker. Therefore, if your shares are held in this manner, any questions you may have about your account should be directed to your broker.

How To Consolidate Accounts -- If you want to consolidate your separate accounts into one account, you should contact the transfer agent or the Investor Services office to obtain the necessary instructions. When accounts are consolidated, it may be necessary to reissue the stock certificates.

How To Eliminate Duplicate Mailings -- If you want to maintain more than one account but eliminate additional mailings of annual reports, you may do so by contacting the transfer agent or Investor Services, indicating the names you wish to keep on the mailing list for annual reports and the names you wish to delete. You may also check the box in the upper right-hand corner of the proxy card labeled "Mark here to discontinue annual report mailing for this account (for multiple-account holders only)." This will affect only these mailings; dividend checks and proxy materials will continue to be sent to each account.

Stock Trading -- The Company's common stock is traded principally on the New York Stock Exchange under the ticker symbol AEP.

Taxes on Dividends-- The Company paid $2.40 in cash dividends in 1997, all of which are taxable for federal income tax purposes.

Shareholder Direct -- An array of timely recorded messages about AEP, including dividends and earnings information and recent news releases, is available at AEP Shareholder Direct at 800-551-1AEP (1237) anytime day or night. Hard copies of information can be obtained via fax or mail. Requests for annual reports, 10-K's, 10-Q's, Proxy Statements, and Summary Annual Reports should be made through Shareholder Direct. Also, during normal business hours you can choose to be transferred to shareholder service representatives at the transfer agent or the Company.

Financial Community Inquiries -- Institutional investors and securities analysts should direct inquiries to John Bilacic, Finance Department, American Electric Power Company, 1 Riverside Plaza, Columbus, Ohio 43215-2373.

Internet Home Page -- Information about AEP, including financial documents, SEC filings, news releases and customer service information, is available on the Company's home page on the internet. The World Wide Web address is http://www.aep.com.

Common Stock Market Price Range:


                     1997               1996
 ...............................................................................
                High     Low       High     Low
-------------------------------------------------------------------------------
First Quarter   $433/16  $40       $443/4   $401/8
 ...............................................................................
Second Quarter  $421/2   $391/8    $423/4   $385/8
Third Quarter   $465/8   $411/2    $431/8   $40
Fourth Quarter  $52      $451/4    $421/2   $391/2
 ...............................................................................

                              HELP ENSURE FAIR
                    ------------------------------------
                          AND EQUITABLE COMPETITION

As legislation surfaces that will restructure the electric utility industry, we want to make sure that our shareholders are kept informed of the changes that are proposed. Together we can work to ensure that competition is fair and equitable. If you would like to participate with AEP in the legislative process, please fill out and return this postage-paid card. When you do, we'll let you know about issues which may interest you concerning the energy industry.

By working together, we                                [AEP LOGO]
can enhance AEP's role as
America's Energy Partner.                AEP: AMERICA'S ENERGY PARTNER-SM-


YES! I WANT TO PARTICIPATE IN
----------------------------------------------------
                     SHAPING AMERICA'S ENERGY FUTURE

Please let me know when my help may be needed to write my elected representatives on legislation that will affect the electric utility industry.


-------------------------------------------------
NAME

-------------------------------------------------
ADDRESS

-------------------------------------------------
CITY

-------------------------------------------------
STATE                                    ZIP

-------------------------------------------------
PHONE NUMBER (OPTIONAL)

---------------------------------------------------      -----------------
                BUSINESS REPLY MAIL                         NO POSTAGE
FIRST CLASS MAIL     PERMIT NO. II     COLUMBUS OH           NECESSARY
---------------------------------------------------          IF MAILED
       POSTAGE WILL BE PAID BY ADRESSEE                       IN THE
                                                           UNITED STATES
                                                         -----------------

AMERICAN ELECTRIC POWER
INVESTOR SERVICES
28TH FLOOR
P.O. BOX 16631
COLUMBUS, OH 43272-2204

AEP NOW HAS
---------------------------------------------
     A DIRECT STOCK PURCHASE PLAN

AEP has adopted a direct stock purchase plan that allows individuals to purchase stock directly from the company on a low-cost basis. You can purchase AEP stock for as little as $250, or $25 a month for 10 months. For a prospectus and plan details, call 800 955-4740 or return the attached post-paid card.

                                                         [AEP LOGO]

                                            AEP:  AMERICA'S ENERGY PARTNER-SM-


PLEASE SEND ME A PROSPECTUS AND ENROLLMENT INFORMATION ABOUT AEP DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN.


-------------------------------------------------
NAME

-------------------------------------------------
ADDRESS

-------------------------------------------------
CITY

-------------------------------------------------
STATE                                    ZIP

ARE YOU AN EXISTING AEP SHAREHOLDER  / / YES     / / NO


---------------------------------------------------      -----------------
                BUSINESS REPLY MAIL                         NO POSTAGE
FIRST CLASS MAIL     PERMIT NO. II     COLUMBUS OH           NECESSARY
---------------------------------------------------          IF MAILED
       POSTAGE WILL BE PAID BY ADRESSEE                       IN THE
                                                           UNITED STATES
                                                         -----------------

AMERICAN ELECTRIC POWER
INVESTOR SERVICES
19TH FLOOR
P.O. BOX 16631
COLUMBUS, OH 43272-2204

           COMMON AEP AND ELECTRIC UTILITY
-----------------------------------------------------
                   INDUSTRY TERMS

BOOK VALUE PER SHARE --             FERC Rules 888 and 889 -- Rules      NET INCOME -- A company's
The value of each common            and code of conduct enacted          income after all expenses, taxes
share of stock if all of            in 1996 requiring public             and preferred dividends have been
a company's assets, after           utilities to make their              deducted.
all debts are paid, are             transmission system available
divided by the number of            to anyone on a comparable cost       NITROGEN OXIDES -- Gases
common shares outstanding.          and service basis.                   formed from the combustion of
                                                                         fossil fuels.
COAL CONVERSION --  A service       INTEGRATED SUBSTATION -- A
under which AEP converts coal       network of intelligent               OZONE -- A gas in the atmosphere
owned by others into                electronic devices within            that occurs naturally and through
electricity for their use.          a substation that share              a mixture of nitrogen oxides,
                                    information and function             volatile organic compounds and
DISTRIBUTION LINE --  Power         as a unified system to               sunlight.
lines that feed electricity         protect, control, monitor,
to customer meters.                 analyze and maintain that            PRICE/EARNINGS RATIO -- The value
                                    station in an economic and           of a company's stock price in
DIVIDEND PAYOUT RATIO --            reliable manner.                     relation to the earnings per share.
Dividends paid as a percentage                                           The P/E ratio is calculated by
of net income.                      KILOWATT --  A measure of            dividing the stock price by the
                                    the rate at which electric           earnings per share.
EARNINGS PER SHARE -- The           energy is generated or
company's net income divided        consumed. A kilowatt is              PUHCA -- Public Utility Holding
by the average number of            1,000 watts.                         Company Act of 1935. Regulates the
common shares outstanding.                                               corporate structure and securities
                                    KILOWATTHOUR -- A measure            issuance of electric utilities and
FERC -- Federal Energy              of the quantity of electric          places limitations on utilities
Regulatory Commission, the          energy equal to one kilowatt         that are structured as registered
federal agency that regulates       of power generated or                holding companies. It is enforced
interstate sales and                consumed in one hour.                by the Securities and Exchange
transmission of electricity.                                             Commission.
                                    MEGAWATT -- One thousand kilowatts.


PURPA -- Public Utility Regulatory     SULFUR DIOXIDE -- A gas of sulfur
Policies Act of 1978. Designed to      and oxygen compounds created when
encourage conservation, more           fossil fuels, such as coal, are
efficient use of energy sources and    burned.
the use of alternative energy
sources. It also requires              TOTAL INVESTOR RETURN -- The return
utilities to purchase excess power     to common shareholders based on
produced by cogenerators.              dividends paid plus changes in the
                                       stock price from the previous year.
RETAIL CUSTOMER -- A customer that
purchases electricity for their own    TRANSMISSION LINE -- Power lines
use.                                   used to transmit bulk electricity,
                                       such as from state to state or
RSO -- Regional Service                region to region, at high voltages.
Organization, an AEP organization
established to perform scheduled       UNIFIED POWER FLOW CONTROLLER -- A
maintenance on AEP power plants.       device that uses power electronics
                                       and microcomputers to control the
RETURN ON AVERAGE COMMON EQUITY --     power flow and voltage quality of a
The percentage return a company        transmission circuit
generated on the average amount of     instantaneously; the coordinated
money that common shareholders have    operation of multiple UPFCs will
invested in a company.                 allow a previously unavailable
                                       degree of control over widespread
                                       transmission grids.

                                       WHOLESALE CUSTOMER --  A customer,
                                       such as a municipal, cooperative or
                                       investor-owned electric company or
                                       power marketer, that buys
                                       electricity for resale.

                    [GRAPHIC - TWO RED CHECKERED FLAGS]


                                 [AEP LOGO]

                   AEP:  AMERICA'S ENERGY PARTNER-SM-


                          American Electric Power
                             1 Riverside Plaza
                          Columbus, OH 43215-2373
                                614-223-1000
                                 www.aep.com